DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

December 23, 2025

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Joseph McCann

Re: Aptose Biosciences Inc. Preliminary Proxy Statement on Schedule 14A Submitted December 5, 2025 CIK 0000882361

Dear Sirs and Mesdames:

On behalf of our client, Aptose Biosciences Inc. (“Aptose” or the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review supplemental information and analysis on behalf of the Company relating to the response provided on December 18, 2025 with respect to the Staff’s comment delivered orally on December 11, 2025 (the “Comment”), in respect of the above noted submission (the “Preliminary Proxy”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Preliminary Proxy.

Aptose Tuspetinib Program

Licensing Agreement

On November 4, 2021, the Company entered into a licensing agreement (the “Tuspetinib Licensing Agreement”) with Hanmi Pharmaceutical Co. Ltd. (“Hanmi”) for the clinical and commercial development of tuspetinib (formerly HM43239). Under the terms of the Tuspetinib Licensing Agreement, Hanmi granted the Company exclusive worldwide rights to tuspetinib for all indications. Hanmi received an upfront payment of $12.5 million, including $5 million in cash and $7.5 million in Common Shares. Also pursuant to the Tuspetinib Licensing Agreement, Hanmi is entitled to receive up to $407.5 million in future milestone payments, which are contingent upon achieving certain clinical, regulatory and sales milestones across several potential indications, as well as tiered royalties on net sales.

The Tuspetinib Licensing Agreement establishes a Joint Steering Committee (the “JSC”) to facilitate information exchange and discussion regarding development and regulatory activities; however, the JSC has no decision making authority with respect to the Tuspetinib Licensing Agreement or either party’s development or commercialization decisions, and its responsibilities are limited to items such as periodic development reviews, protocol review, information exchange, publication review, and preparation of the Technology Transfer Plan (as defined therein). Moreover, the Company respectfully submits that its scientific advisory board, board of directors and executive management team that is entirely independent of Hanmi have far greater decision-making authority than any Hanmi affiliated party with respect to the Tuspetinib Licensing Agreement or more broadly. Finally, we feel it is important to note here that Aptose was not in

U.S. Securities and Exchange Commission

December 23, 2025

financial stress when it entered into the Tuspetinib Licensing Agreement, Aptose had other options at such time and had significant bargaining power when negotiating the terms therein. For the Staff’s convenience, the Tuspetinib Licensing Agreement is publicly available on EDGAR as Exhibit 10.1 at https://www.sec.gov/Archives/edgar/data/882361/000119312521320382/d254551dex101.htm; please see Article 3 (Joint Steering Committee), including Sections 3.1, 3.3 and 3.5, regarding the JSC’s role and lack of decision-making authority.

Aptose Shareholding Analysis

The transactions contemplated by the Arrangement Agreement cannot be completed unless they receive (1) the approval of at least two-thirds (66 2/3%) of the votes cast by stockholders (including Parent) and (2) the Majority of the Minority Approval. As detailed in the Preliminary Proxy Statement, Parent’s shares must be excluded under MI 61-101 for Majority of the Minority Approval, such that the transactions contemplated by the Arrangement Agreement must be approved by a majority vote of stockholders other than Parent—strong evidence that stockholders other than Parent will have a definitive role to play in determining whether or not the transactions are consummated.

Based on the most recent shareholder analysis available to us, we understand that the next largest shareholders after Hanmi hold positions of 7.1%, 4.99%, 3.63%, 1.63%, 1.50%, 1.38%, 1.37% and 1.18%, respectively, representing approximately 22.78% of the Company’s outstanding Common Shares. Beyond these holders, we understand that the remaining Company’s Common Shares are held by a mix of retail and institutional investors, each holding less than 1% of the Company’s Common Shares. Collectively, these shareholders are able to exercise voting power in excess of Hanmi’s and, in particular, are capable of blocking the proposed transaction, given that their combined voting power significantly exceeds Hanmi’s. Given that the transaction structure requires, among other things, approval by a Majority of the Minority, these shareholders have a decisive role in determining whether the proposed transaction is approved, and Hanmi does not possess the approval right with respect to the proposed transaction.

The Company respectfully submits that, notwithstanding the fact that Hanmi and its affiliates hold a 19.9% stake in the Company, the opportunities for coercion or abuse of stockholders that Rule 13e-3 was intended to address are not present in the proposed transaction. The Company further submits that the policy objectives underlying Rule 13e-3 are not implicated and, therefore, that Rule 13e-3 should not be deemed applicable to the transaction contemplated by the Arrangement Agreement.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com.

Yours truly,

/s/ Daniel M. Miller
Daniel M. Miller

cc:	William G. Rice

Fletcher Payne

Aptose Biosciences Inc.

David S. Bakst

Mayer Brown